# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENvue Medical, Inc., CIK 0001326706
CUSIP: 29415F100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 969 PRUITT AVE,, TYLER, Texas (TX), 77569
Date of event which requires filing of this statement: 01/14/2026
Filed by CIK 0002111050
Persons authorized to receive notices and communications: Christian Glibert, 4001 Green Heron Spring Drive, Carpinteria, California (CA), 93013, 740-507-7228

## Reporting persons
- Glibert Christian Michael (CIK 0002111050): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 240,000; shared voting power 0; sole dispositive power 240,000; shared dispositive power 0; aggregate amount beneficially owned 240,000 (22% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ENvue Medical, Inc.
Address of issuer's principal executive offices: 969 PRUITT AVE,, TYLER, Texas (TX), 77569

## Item 2. Identity and Background
Name of person filing: Christian Michael Glibert
Residence or business address: 4001 Green Heron Spring Drive, Carpinteria CA 93013
Present principal occupation or employment: Physical Therapist, investor.
Criminal convictions in the last five years: none
Civil proceedings (securities laws) in the last five years: none
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Source: Personal Funds. Amount: $640,737.85 The source of funds for the purchase of the Common Stock was personal funds of the Reporting Person. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Stock for investment purposes. Depending on market conditions and other factors, the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the securities.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate Number: 240,000

Percentage: 22.05% (Based on 1,088,192 shares outstanding as of Feb 2026).
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole Voting Power: 240,000

Shared Voting Power: 0

Sole Dispositive Power: 240,000

Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: Recent Transactions: On January 14, 2026, the Reporting Person purchased 240,000 shares at average $2.67 price per share in an open market transaction.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Glibert Christian Michael: /s/ Christian Michael Glibert, Individual (02/11/2026)